ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED
2007 AUG 27 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026287

23rd August, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Employees Stock Option Scheme -2006

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory **Employees Stock Option Scheme -2006 dated 23rd August, 2007**]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Devendra Bhandari
Company Secretary

Encls : a/a.

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

August 23, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Employees Stock Option Scheme -2006 (ESOS)

We wish to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has today passed a resolution approving grant of 1,63,280 Stock Options to the Employees of the Company, including the Whole-time Directors, under the "Employee Stock Option Scheme – 2006" (ESOS-2006), each option being convertible into one Equity Share of the Company upon vesting, at a price of Rs1,180/- per share. Subject to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the terms of the ESOS – 2006, the options will vest in 4 equal annual installments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting, as follows:

Sr. No.	Percentage of Options Granted	Vesting Date	Exercise Period
1.	25%	22nd August, 2008	within 22nd August, 2013
2.	25%	22nd August, 2009	within 22nd August, 2014
3.	25%	22nd August, 2010	within 22nd August, 2015
4.	25%	22nd August, 2011	within 22nd August, 2016

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com